UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Corning Natural Gas Corporation

(Name of Issuer)

Common Stock, $5.00 par value per share

(Title of Class of Securities)

219381100

(CUSIP Number)

Deborah J. McLean

Nixon Peabody LLP

Clinton Square Suite 1300

Rochester, New York 14604

Telephone: 585-263-1307

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D CUSIP No. 219381100 Page 2
1	NAME OF REPORTING PERSONS Michael I. German
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,298 shares
	8	SHARED VOTING POWER 24,460 shares
	9	SOLE DISPOSITIVE POWER 251,298 shares
	10	SHARED DISPOSITIVE POWER 24,460 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,758 shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.96% *
14	TYPE OF REPORTING PERSON IN

* Consists of 251,298 shares and currently exercisable stock options to purchase 56,000 shares of the common stock, based on 1,144,954 shares of common stock outstanding as of August 30, 2010, plus the shares issuable upon exercise of the options.

CUSIP No. 219381100 SCHEDULE 13D Page 3

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares of the common stock of Corning Natural Gas Corporation ("Corning Gas"), a New York corporation with offices at 330 West William Street, Corning, New York 14830.

Item 2. Identity and Background.

This Amendment No. 2 to Schedule 13D is filed by Michael I. German, President and Chief Executive Officer of Corning Gas with a business address of 330 West William Street, Corning, New York 14830.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

From time to time, Mr. German, directly and indirectly, has acquired shares of the Corning Gas common stock through the exercise of compensatory stock options and through rights to acquire such stock issued to shareholders generally. In connection with a common stock subscription rights offering by Corning Gas of one rights for each share of common stock held of record as of July 19, 2010, Mr. German, directly and indirectly, exercise rights and oversubscription rights to purchase 20,410 shares at $18.00 per share.

Item 5. Interest in Securities of the Issuer

(a) Mr. German beneficially owns 275,758 shares of the Common Stock of Corning Gas (including currently exercisable options to purchase 56,000 shares) constituting 22.96% of the outstanding shares based on 1,144,954 shares of common stock outstanding as of August 30, 2010, plus the shares issuable upon exercise of the options. Of those, Mr. German owns 19,353 shares jointly with two other individuals, as to which he disclaims beneficial ownership except to the extent of his one-third pecuniary interest therein, and 5,107 shares are owned by Mr. German's son, as to which he disclaims beneficial ownership.

(b) Mr. German has the sole power to vote and to dispose of 251,298 shares (including 56,000 options) owned by him individually. He has shared power to vote and to dispose of 19,353 shares jointly owned by Mr. German and two other individuals. Mr. German may be deemed to have shared power to vote and to dispose of 5,107 shares owned by his son.

(c) As of August 30, 2010, Mr. German, directly and indirectly exercised common stock subscription rights and over-subscription rights to purchase 20,410 shares of common stock at a price of $18.00 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010 /s/ Michael I. German

Michael I. German